DIANE D. DALMY
ATTORNEY AT LAW
8965 W. CORNELL PLACE
LAKEWOOD, COLORADO 80227
303.985.9324 (telephone)
303.988.6954 (facsimile)
email: ddalmy@earthlink.net

April 6, 2010

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Attn:        Mark C. Shannon, Branch Chief
  Kevin Stertzel, Staff Attorney
                 Mark Wojciechowski, Staff Attorney

Re:          Trilliant Exploration Corporation
                 Form 10-Q for Fiscal Quarter Ended September 30, 2009
                 Filed November 17, 2009
                 Response Letter Dated December 30, 2009
                 File No. 333-138332

To Whom It May Concern:

On behalf of Trilliant Resources, Inc., a Nevada corporation (the “Company”), we submit the following responses which correspond to the numerical comments contained in the Securities and Exchange Commission letter dated February 12, 2010 (the “SEC Letter”) regarding the quarterly report on Form 10-Q for fiscal quarter ended September 30, 2009 (the “Quarterly Report”).

Form 10-Q for Fiscal Quarter Ended September 30, 2009

Financial Statements

Note 10 – Business Combinations, page F-17

1.
Please be advised that in reference to ASC 930, we have further examined EITF 04-2 and 04-3, which are now superseded by ASC 930-805.  Accordingly we will re-examine the value of, and capitalization of “Mineral Properties” acquired during the purchase of Muluncay operations.  This will be examined during the Company’s annual audit and reported prospectively in its Annual Report on Form 10-K, which will be filed by April 15, 2010. We will also make any necessary revisions to the Quarterly Report.

2.
Please be advised that in reference to ASC 805-20-55-37, we acknowledge Accounting Standards Codification superseding EITF 04-02. Our misunderstanding regarding usage of ASC 805-20-55-37 in relation to the capitalization of mineral properties is filed under the Codification of Business Combinations rather than Codification 210 Balance Sheet, 360 Property Plant and Equipment or other codification pertaining to assets and valuation of same.  We regret the confusion this has caused.

The Company expresses its gratitude regarding the SEC Letter and assistance with ensuring compliance with the applicable disclosure requirements. We look forward to working with you. In closing, management of the Company believes it has made accurate and adequate disclosures in the filings required under the Securities Exchange Act of 1934 to provide all information investors require for an informed investment decision.  Management is aware that there have been significant changes over the past several years regarding the authoritative literature for GAAP and any additional guidance is welcomed.

Sincerely,

/s/ DIANE D. DALMY
     Diane D. Dalmy